UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

VIRGINIA GOLD MINES INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

602914
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/x/ Rule 13d-1(d)

CUSIP No. 602914 Page 2 of 5

1	NAME OF REPORTING PERSON André Gaumond S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 1,344,077
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 536,854
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,344,077
PERSON WITH	8	SHARED DISPOSITIVE POWER 536,854
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,880,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 602914 Page 3 of 5

The Statement on Schedule 13G, dated October 30, 2002, filed by André Gaumond, is hereby amended and restated in its entirety to read as follows:

Item 1(a). Name of Issuer:

Virginia Gold Mines Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

116 St. Pierre Street, Suite 200
Québec City, Québec, Canada G1K 4A7

Item 2
(a). - (c). Name, Principal Business Address and Citizenship of Person Filing:

André Gaumond
116 St. Pierre Street, Suite 200
Québec City, Québec, Canada G1K 4A7
Citizenship: Canada

Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). CUSIP Number:

602914

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Exchange Act.
(b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) / / Investment company registered under Section 8 of the Investment Company Act.
(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d?1(b)(1)(ii)(F).
(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 602914 Page 4 of 5

Item 4. Ownership.

The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

Aggregate beneficial ownership of 1,880,931 shares includes 750,419 Common Shares and 1,130,512 immediately exercisable stock options. Of the aggregate amount, 378,854 Common Shares and 158,000 immediately exercisable stock options are held by Mincor Québec Inc., a management company wholly owned by the Reporting Person.

Percentages are based on 36,563,719 Common Shares of the Issuer outstanding at February 5, 2004.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

CUSIP No. 602914 Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2004

/s/ André Gaumond
André Gaumond